MAIL STOP 3561

      August 17, 2005

Peter Dodge, President
Stone Mountain Resources, Inc.
701 North Green Valley Parkway #200
Henderson, Nevada 89074

      Re:	Stone Mountain Resources, Inc.
   Amendment No. 2 to Registration Statement on Form SB-2
   Filed July 21, 2005
   File No. 333-123735

Dear Mr. Dodge:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1. We continue to consider the company a blank check and reiterate our prior comment # 2 from our May 4, 2005 letter. The points expressed in that comment continue to exist regardless of the revisions to the disclosure and the resignation of a director.

Scott Young, although no longer a director or shareholder, is a founder of this company and a promoter of the offering for which this registration statement was filed. As noted previously, Chubasco Resources Corp., in which he was the sole officer and director at the time of effectiveness of that company`s SB-2 in February, 2005, has since become Relationserve Media as a result of a merger on June 10,
2005. Chubasco Resources claimed in its prospectus to be in "the business of mineral exploration . . .and not a blank check company as defined in Rule 419. . ." and merged with an unidentified and non-mineral exploration company four months later.

	Please comply with the provisions of Rule 419 of Regulation
C.

2. It appears you do not have sufficient capital to pay your remaining offering expenses, the additional amounts owed under your property option agreement or the earning costs mandated by the Midas
Agreement. This fact should be prominently disclosed in the Summary and the Risk Factor sections. Disclose in MD&A how you intend to satisfy these obligations and what you intend to do should you fail to raise additional funding. In this regard, please also confirm your intention not to use this prospectus in any future unregistered offerings as well as your awareness of the integration factors as set forth in Rule 502 of Regulation D.

3. The resignation and return of shares as indicated in your response to prior comment one dated July 1, 2005 and listed as exhibit 10.3 was not filed. Please do so.

4. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements and related disclosures.

5. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

Risk Factors, page 3

6. It appears you deleted the risk factor addressing your growth strategy. Since this is an integral part of your business plan, we think the risks attendant to such a strategy should be highlighted.

Description of Business, page 8

   Portfolio Approach

7. Please define "junior capital markets." See prior comment 6 dated
July 1, 2005.

Management, page 15

8. We note the various companies listed under Mr. Dodge`s business description. Disclose the business of each. See prior comment 12 dated July 1, 2005.

Board of Directors, page 16

9. You disclose on page 16 that the board of directors consists of two directors. This also appears to be mandated by your by-laws.
Please reconcile the disclosure on page 16 with the rest of the prospectus. See Item 401(a) of Regulation S-B regarding prospective nominees.

Executive Compensation, page 18

10. Please disclose any compensation to Scott Young for the return of the 8,000,000 shares.

11. Arrangements or understandings, preliminary or otherwise, with Mr. Young for current or future relationships with the registrant should be discussed.



Certain Relationships and Related Transactions, page 22

12. Since Scott Young remains a promoter of the registrant, disclosure required by Items 401(d) and 404(d) of Regulation S-B applicable to him should be included.

Experts, page 24

13. We repeat our prior comment 39 in view of the information in
Note
7 of the financial statements under Contracts and Agreements.
Please
fully describe the terms of the retainer agreement with counsel including the dollar amounts paid and to be paid. Reconcile Note 7 with Item 25 of Part II of the registration statement. Remove the first sentence and the last sentence of the Experts section, which are diverting.

	File the agreement with counsel as an exhibit.

Part II

Item 26.  Recent Sales of Unregistered Securities

14. Correct or explain the reference to Peter Dodge in the first paragraph.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Any questions regarding the financial statements may be directed to Don Wiland at (202) 551-3392. Questions on other disclosure issues may be directed to William Bennett at (202) 551-3389.


								Sincerely,



								John Reynolds
      Assistant Director

cc:	Gregg E. Jaclin, Esq.
	Fax: (732) 577-1188

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Stone Mountain Resources, Inc.
Mr. Peter Dodge
August 17, 2005
Page 1